Mail Stop 3561

June 21, 2007

James H. Schneider
Chief Executive Officer
Nanoscience Technologies, Inc.
1428 Brandywine Circle
Fort Myers, FL 33919

> **Re:** **Nanoscience Technologies, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **Filed January 16, 2007**
> **File No. 000-26067**

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that you are a development stage company. Accordingly, the report of the current auditor must refer to the cumulative period since inception (September 14, 1987) through September 30, 2006, rather than the amounts included in the cumulative column from October 1, 2004 through September 30, 2006, as currently indicated in the report. If the current auditor did not audit the financial statements for any periods prior to the year ended September 30, 2006, and will rely upon the work of other auditors with respect to the audit of the cumulative

period, the current auditor should clarify that fact in its report <u>and</u> each of the other auditor's report(s) should be reissued and also included in the filing. Please discuss with your current and former accountant(s) and revise the filing to include each of the required audit reports.

Notes to Financial Statements

Note 6, Convertible Debentures, Page F-20

2.   We note that pursuant to the terms of a registration rights agreement you are obligated to register for resale shares underlying warrants issued to holders. Since the registration of such shares has not occurred, it appears that you are obligated to pay liquidated damages. Please tell us the amount of the obligation and if such liquidated damages have been paid or accrued. Refer to FASB Statement of Position No. 00-19-2 and revise your disclosures as appropriate.

1934 Exchange Act Reports

3.   With respect to your disclosures in the Form 10-KSB for the year ended September 30, 2006 and the Form 10-QSB for the quarter ended December 31, 2006, we note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

- We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.
- Your disclosures did not include the information required by Item 308(c) of Regulation S-B. Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to

Mr. James Schneider
Nanoscience Technologies, Inc.
June 21, 2007
Page 3

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies